Exhibit 2.1

AMENDMENT AND WAIVER TO AGREEMENT AND PLAN OF MERGER

This AMENDMENT AND WAIVER TO AGREEMENT AND PLAN OF MERGER (this “Waiver”), dated May 3, 2026, is made by and among, Kuva Labs Inc., a Delaware corporation (“Parent”), Kuva Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), and Lisata Therapeutics, Inc., a Delaware corporation (the “Company”), amends and waives certain provisions (as set forth herein) of that certain Agreement and Plan of Merger, dated March 6, 2026 (as the same may be amended, modified or restated in accordance with the terms thereof, the “Merger Agreement”), by and among Parent, Purchaser and the Company. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Merger Agreement.

WHEREAS, the Company has agreed to extend the time for the performance of certain of Purchaser and Parent’s obligations under the Merger Agreement as set forth herein;

WHEREAS, Parent has agreed to pay certain expenses of the Company in light of the expenses that the Company is incurring as a result of Parent’s delay in commencing the Offer; and

WHEREAS, the Company has agreed to extend the time under Section 1.1(a) of the Merger Agreement by which the Offer is to be commenced pursuant to the Merger Agreement as set forth herein.

NOW, THEREFORE, the parties hereto agree as follows:

1.
Cooperation. From the date of this Waiver until May 29, 2026 (the “Waiver Period”), the Parties shall comply with its obligations under the Merger Agreement and shall not take any action intended to delay or impede commencement of the Offer.

2.	Interim Operating Payment.

a.
Parent shall pay to the Company, by wire transfer of immediately available funds to an account designated in writing by the Company, each of the following amounts (each, an "Interim Operating Payment" and collectively, the "Interim Operating Payments") on or before the date set forth opposite such amount:

Interim Operating Payment Due Date	Interim Operating Payment Amount
May 5, 2026	$175,000
May 7, 2026	$175,000
May 12, 2026	$250,000
May 19, 2026	$250,000
May 26, 2026	$250,000

b.	Each of the Interim Operating Payments shall be non-refundable.

c.	Immediately upon commencement of the Offer, the obligation to make any Interim Operating Payments due after the date of the commencement of the Offer shall terminate.

3.	Covenant Not To Sue and Waiver.

a.
During the Waiver Period, subject to Parent’s compliance with this Waiver and the Merger Agreement (other than as amended herein), the Company covenants not to assert or pursue any claim against Parent, Purchaser or their Affiliates arising from or relating to the Merger Agreement or the transactions contemplated thereby.

b.
Upon the commencement of the Offer and payment of all Interim Operating Payments then due hereunder, the Company shall be deemed to have irrevocably waived any claims to the extent arising from or relating to the Purchaser’s failure to commence the Offer within 26 Business Days after the date of the Merger Agreement.

4.
Extension of Commencement of the Offer under Section 1.1(a) of the Merger Agreement. The parties hereto acknowledge and agree that the reference in the first parenthetical in the first sentence of Section 1.1(a) of the Merger Agreement that the Offer be commenced thereunder within 26 Business Days after the date of the Merger Agreement is hereby extended to 59 Business Days after the date of the Merger Agreement or such other date as may be agreed to between the Company and Parent.

5.	Termination.

a.
Upon the earlier to occur of (i) commencement of the Offer or (ii) valid termination of the Merger Agreement in accordance with its terms, the obligation under Section 2 of this Waiver to make any Interim Operating Payments due after the date of the commencement of the Offer or date of such termination of the Merger Agreement, as applicable, shall terminate. All other obligations under this Waiver shall survive such termination.

b.
The Company may terminate Sections 3 and 4 of this Waiver only if: (i) Parent fails to make any Interim Operating Payment when due or (ii) Parent commits a material breach of this Waiver (other than a payment default) that materially adversely affects the transactions contemplated by the Merger Agreement and fails to cure such breach within two (2) Business Days after written notice thereof from the Company. All other obligations under this Waiver shall survive such termination.

6.	Press Release. Promptly following the execution of this Waiver, Parent shall issue a press release in connection with the Waiver, in accordance with Section 6.7 of the Merger Agreement.

7.	Company Disclosure Obligations. To the extent the Company issues a press release in connection with this Waiver, it shall be in accordance with Section 6.7 of the Merger Agreement.

8.
Counterparts; Effectiveness. Except as otherwise expressly provided herein, the terms, provisions and conditions of the Merger Agreement shall remain unchanged and the Merger Agreement shall be construed in a manner consistent with this Waiver. This Waiver may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties have caused this Waiver to be executed and delivered by their respective duly authorized officers as of the date first written above.

KUVA LABS INC.

By:	/s/ Mark Land
Name:	Mark Land
Title:	Chief Executive Officer

KUVA ACQUISITION CORP.

By:	/s/ Mark Land
Name:	Mark Land
Title:	President

LISATA THERAPEUTICS, INC.

By:	/s/ David J. Mazzo, Ph.D.
Name:	David J. Mazzo, Ph.D.
Title:	President and Chief Executive Officer